UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND REAL ESTATE INCOME TRUST, INC.

(Name of Subject Company)

INLAND REAL ESTATE INCOME TRUST, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

457464105

(CUSIP Number of Class of Securities)

Robert H. Baum

Executive Vice President, General Counsel

and Vice Chairman of

The Inland Real Estate Group, LLC

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Proskauer Rose LLP

Three First National Plaza

70 West Madison, Suite 3800

Chicago, Illinois 60602

(312) 962-3567

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Offer”) by Comrit Investments 1, L.P. (“Comrit” or the “Offeror”) to purchase up to 1,850,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $11.21 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on June 12, 2023 (the “Offer to Purchase”).

AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK FOR PURCHASE PURSUANT TO THE OFFER TO PURCHASE.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland Real Estate Income Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

This Schedule 14D-9 relates to the Company’s Common Stock, $0.001 par value per share. As of May 9, 2023, there were 36,203,817 shares of our common stock outstanding (rounded down to the nearest whole share).

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 1,850,000 shares of Common Stock at a price equal to $11.21 per share pursuant to its Offer to Purchase. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on July 31, 2023.

According to the Offeror’s Schedule TO, the business address for the Offeror is 9 Ahad Ha’am Street, P.O.B. 29161, Tel Aviv, Israel 61291, and the business telephone number is 972-3-519-9936.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled (i) “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 23, 2023 (the “Form 10-K”), as well as Note 13, Transactions with Related Parties, to the Consolidated Financial Statements contained in “Part IV, Item 15. Exhibits and Financial Statement Schedules” in the Form 10-K, (ii) “Compensation of Executive Officers,” “Stock Owned by Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 19, 2022 and (iii) Note 13, Transactions with Related Parties, and Note 4, Acquisitions, to the Consolidated Financial Statements contained in “Part I, Item 1. Financial Statements” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 10, 2023 (the “Quarterly Report”), all of which information is incorporated herein by reference. The Form 10-K and the Proxy Statement were previously made available to all of the stockholders, and the Form 10-K, Proxy Statement and Quarterly Report are available for free on the SEC’s website at www.sec.gov.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Company’s board of directors, in consultation with the Company’s business manager, has reviewed the terms of the Offer. Based on its review, the board of directors has unanimously determined that the Offer is not advisable and is not in the best interests of the Company’s stockholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFEROR PURSUANT TO THE OFFER TO PURCHASE.

The Company’s board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. Stockholders should consult with their legal, financial or tax advisor when considering the Offer. The board of directors acknowledges that, because the Common Stock is not currently listed on a national securities exchange and there is not otherwise an established public trading market for the Common Stock, stockholders currently have limited alternatives available to sell some of or all their Common Stock. In addition, although the Company has a share repurchase program in place through its Fourth Amended and Restated Share Repurchase Program (the “SRP”), the SRP only provides limited liquidity, and even if stockholders are able to sell their shares under the SRP, they may not be able to recover the amount of their investment.

(b)	Reasons for the Recommendation.

The reasons the board believes that the Tender Offer is not in the best interests of the Company’s stockholders include the following:

•

The offer price of $11.21 per share is approximately 44% less than the most recent $19.86 estimated per-share net asset value of Common Stock (“Estimated Per-Share NAV”) which the board determined as of December 31, 2022, with the assistance of an independent third-party firm that specializes in providing real estate valuations. Please note that the Estimated Per-Share NAV does not represent the amount a stockholder would receive now or in the future for shares. The Estimated Per-Share NAV is based on a number of assumptions, estimates and data that are inherently imprecise and susceptible to uncertainty and changes in circumstances. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2023.

•

In a preliminary communication and offer to purchase the Offeror filed with the SEC, the Offeror reported secondary market prices for trades of the Company’s common stock executed in auctions on Central Trade and Transfer (“CTT Auctions”) for the combined period January 3, 2023, to June 5, 2023, which prices are significantly higher than the Offeror’s offer price of $11.21 per share and ranged from $15.00 to $13.50[1] per share (with a weighted average price of $14.15 per share).

•

The Offeror states that “no independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.”

•	The Offeror states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares” it buys from stockholders.

[1]

The range of trading prices for the combined period that Comrit disclosed in its Schedule TO-C filed with the SEC on April 28, 2023, and its Schedule TO-T filed on June 12, 2023 was lower than what CTT actually reported on its website and as such the Offeror’s disclosure of the trading price range over this period is somewhat misleading. We have provided the actual range of trading prices for this combined period as reported by CTT as of June 12, 2023, on its website at https://www.cttauctions.com/category/REITs, as well as the weighted average price during this period, which Comrit did not provide but which may also be relevant in assessing recent activity in this market. One additional trade was reported by CTT that occurred prior to the filing of Comrit’s Schedule TO-T but was not reported by Comrit: CTT reports on its website that 349 shares of the Company’s common stock were sold for $13.75 per share on June 9, 2023.

•	The Offeror states that it is “motivated to establish the lowest price which might be acceptable to stockholders consistent with the Offeror’s objectives.”

•

Individual stockholders selling shares pursuant to the Offer will neither be eligible to receive quarterly distributions, to the extent any are declared, nor will any such stockholder have any other rights with respect to the shares that are purchased pursuant to the Offer, including any right to sell their shares in response to any future offers by the Offeror or anyone else.

•	If more than 1,850,000 shares of Common Stock are validly tendered in the Offer and not withdrawn, the Offeror will accept shares of Common Stock from tendering stockholders only on a pro rata basis.

•

The Offeror expressly reserves the right, in its sole discretion, to amend the terms of the Offer in any respect, which could include by increasing or decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before the Offer expires. Although any amendment must be followed by a public announcement that conforms with applicable law, the Offeror does not necessarily have an obligation to otherwise publish, advertise or communicate the public announcement.

For the above reasons, the board unanimously concluded that the Offer is not in the best interest of stockholders. Accordingly, the board recommends that stockholders NOT tender their shares of Common Stock pursuant to the Offer.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and reporting policies and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

Third Amended and Restated Business Management Agreement

On March 23, 2023, the Company entered into a Third Amended and Restated Business Management Agreement (the “Third Business Management Agreement”) with the Business Manager effective April 1, 2023, which amended and restated the existing Second Amended and Restated Business Management Agreement dated October 15, 2021 (the “Second Business Management Agreement”) to make the following changes, among others:

•	decrease the annual business management fee (the “Business Management Fee”) payable to the Business Manager by the Company from 0.65% of Average Invested Assets to 0.55% of Average Invested Assets;

•	change the term of the agreement such that it ends on March 31, 2027, and remove the provisions regarding one-year renewal terms;

•

delete the provision, formerly included to conform to provisions in the Company’s Second Articles of Amendment and Restatement, which has since been amended and restated, requiring the Business Manager to reimburse the Company, subject to certain exceptions, for any amount by which the Total Operating Expenses (including the Business Management Fee and other fees payable hereunder) of the Company for the Fiscal Year just ended exceeded the greater of (i) two percent (2%) of the total of the Average Invested Assets for the just ended Fiscal Year; or (ii) twenty-five percent (25%) of the Net Income for the just ended Fiscal Year;

•

amend the indemnification section to remove certain conditions to, and limitations on, the Company’s ability to indemnify the Business Manager and the Business Manager’s officers, directors, employees and agents, which conditions and limitations were formerly included to conform to provisions in the Company’s Second Articles of Amendment and Restatement that has since been amended and restated, and to provide that indemnification will be provided to the full extent permitted by law;

•

add a definition for “Cause Event” that includes, for example, certain bad acts by, or the insolvency of, the Business Manager and provide that the Third Business Management Agreement may be terminated by the Company with the affirmative vote of a majority of its Independent Directors;

•

provide that if the Third Business Management Agreement is terminated pursuant to Section 14(b) (Termination by Company for a Cause Event), the Business Manager will not be entitled to compensation after the date of termination, provided that the Business Manager will be paid the Business Management Fee payable under Section 7(a) through the date of termination; and

•

provide that if the Third Business Management Agreement is terminated pursuant to any of Sections 14(c) (Termination by the Company for Convenience), 14(d) (Termination by the Business Manager) or 14(e) (Termination Pursuant to a Qualifying Internalization), the Business Manager will be entitled to payment of the Business Management Fee payable under Section 7(a) for the remainder of the Term using the calculations made for the quarter in which the agreement was terminated, which payment will be made within 30 days of the termination.

The above description is qualified by reference to the Third Business Management Agreement in its entirety, a copy of which is included with the Company’s Form 10-K as exhibit 10.25. Capitalized terms used above but not defined in this Schedule 14D-9 have the definitions ascribed to them in the applicable business management agreement.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. The statements may be identified by terminology such as “may,” “can,” “would,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek,” “appear,” or “believe.” Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, the uncertainties related to general economic conditions, such as the effects of bank closures, high inflation and increasing interest rates, changes in the retail market in the wake of the effects of the COVID-19 pandemic, competition for our tenants from internet retailers, unforeseen events affecting the commercial real estate industry, retail real estate, or particular markets, and other factors detailed under Risk

Factors in our most recent Annual Report on Form 10-K as of December 31, 2022 filed on March 23, 2023 and subsequent Form 10-Qs on file with the SEC. These forward-looking statements reflect the hopes, intentions, beliefs, expectations, or projections of and by the Company and its management, of the future and might be considered to be forward-looking statements under federal and securities laws and applicable case-law. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. The Company’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and the Company may not release revisions to these forward-looking statements to reflect changes after the Company has made these statements. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s most recent annual report on Form 10-K and subsequent quarterly reports and current reports filed by the Company with the SEC.

The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

Item 9.	Exhibits.

Exhibit	Description

(a)(1)	Letter to stockholders*

(a)(2)	Email to Financial Advisors with Frequently Asked Questions*

(e)(1)	Excerpts and exhibits from the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 23, 2023**

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 19, 2022**

(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 10, 2023**

*	Filed herewith
**	Those sections of the Form 10-K, Proxy Statement and Quarterly Report specified in Item 3 and Item 8 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2023

By:	/s/ Mitchell A. Sabshon
Name: Mitchell A. Sabshon
Title: President and Chief Executive Officer